UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to Rules 13d-1(a) and Amendments thereto Filed

Pursuant to Rule 13d-2(a)

(Amendment No.     )

MEADOW VALLEY CORPORATION

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

583185103

(CUSIP Number)

COPY TO:

Nick Pitt-Lewis

North Atlantic Value LLP

Ryder Court

14 Ryder Street

London SW1Y 6QB, England

011-44-207-747-8962

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2006

(Dates of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 583185103	SCHEDULE 13D	Page 2 of 25

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

North Atlantic Value LLP No IRS Identification Number
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

0
8. SHARED VOTING POWER

276,900
9. SOLE DISPOSITIVE POWER

0
10. SHARED DISPOSITIVE POWER

276,900

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

276,900
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.7%
14.	TYPE OF REPORTING PERSON*

OO, IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 583185103	SCHEDULE 13D	Page 3 of 25

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Christopher Harwood Bernard Mills No IRS Identification Number
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

0
8. SHARED VOTING POWER

276,900
9. SOLE DISPOSITIVE POWER

0
10. SHARED DISPOSITIVE POWER

276,900

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

276,900
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.7%
14.	TYPE OF REPORTING PERSON*

IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 583185103	SCHEDULE 13D	Page 4 of 25

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Trident Holdings No IRS Identification Number
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

0
8. SHARED VOTING POWER

42,843
9. SOLE DISPOSITIVE POWER

0
10. SHARED DISPOSITIVE POWER

42,843

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

42,843
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%
14.	TYPE OF REPORTING PERSON*

IV, CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 583185103	SCHEDULE 13D	Page 5 of 25

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

The Trident North Atlantic Fund No IRS Identification Number
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

0
8. SHARED VOTING POWER

86,682
9. SOLE DISPOSITIVE POWER

0
10. SHARED DISPOSITIVE POWER

86,682

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

86,682
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%
14.	TYPE OF REPORTING PERSON*

IV, CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 583185103	SCHEDULE 13D	Page 6 of 25

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

High Tor Limited No IRS Identification Number
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

0
8. SHARED VOTING POWER

7,375
9. SOLE DISPOSITIVE POWER

0
10. SHARED DISPOSITIVE POWER

7,375

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,375
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.2%
14.	TYPE OF REPORTING PERSON*

CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 583185103	SCHEDULE 13D	Page 7 of 25

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

American Opportunity Trust plc No IRS Identification Number
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

0
8. SHARED VOTING POWER

140,000
9. SOLE DISPOSITIVE POWER

0
10. SHARED DISPOSITIVE POWER

140,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

140,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%
14.	TYPE OF REPORTING PERSON*

IV

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

STATEMENT ON SCHEDULE 13D

This Statement on Schedule 13D (the “Statement”) is filed on behalf of the Filing Parties (defined below).

Item 1. Security and Issuer.

The class of equity securities to which this Statement relates is the common stock, $.001 par value (the “Common Stock”), of Meadow Valley Corporation, a Nevada corporation (the “Company”). The principal executive offices of the Company are located at 4411 South 40th Street, Suite D-11, Phoenix, AZ, 85040.

Item 2. Identity and Background.

2 (a-c,f).

I. Filing Parties:

This Statement is filed on behalf of the following persons, who are collectively referred to as the “Filing Parties”:

1.	North Atlantic Value LLP (“North Atlantic Value”) is a limited liability partnership organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. North Atlantic Value is a firm authorized by the United Kingdom’s Financial Services Authority and is principally engaged in the business of investment management of active value and private equity investments, as well as to its private clients.

2.	Christopher Harwood Bernard Mills is a British citizen whose business address is Ryder Court, 14 Ryder Street, London SW1Y 6QB England. His principal employment includes service as director and chief executive of North Atlantic Smaller Companies Investment Trust plc (“NASCIT”), as chief executive of American Opportunity Trust plc (“American Opportunity Trust”), as a director of J O Hambro Capital Management Group Limited, J O Hambro Capital Management Limited, The Trident North Atlantic Fund (“Trident North Atlantic”), Oryx International Growth Fund Limited (“Oryx”), and as a member and the chief investment officer of North Atlantic Value.

3.	Trident North Atlantic is an open-ended investment company incorporated in the Cayman Islands with its principal office and business at P.O. Box 309, Ugland House, George Town, Grand Cayman, Cayman Islands. Trident North Atlantic is a publicly-held regulated mutual fund. Christopher Harwood Bernard Mills serves as a director of Trident North Atlantic and North Atlantic Value serves as an investment adviser to Trident North Atlantic.

4.	Trident Holdings (“Trident Holdings”) is an open-ended investment company incorporated in the Cayman Islands with its principal office and business at P.O. Box 1350GT, 75 Fort Street, George Town, Grand Cayman, Cayman Islands. Trident Holdings is a publicly-held regulated mutual fund. North Atlantic Value serves as an investment manager to Trident Holdings.

5.	High Tor Limited (“Trident High Tor”) is a corporation organized under the laws of the Cayman Islands with its principal office and business at P.O. Box N-4857, Unit No. 2, Cable Beach Court, West Bay Street, Nassau, The Bahamas. High Tor Limited is a private client of North Atlantic Value, which serves as an investment manager to a portfolio of assets owned by Trident High Tor.

6.	American Opportunity Trust is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. American Opportunity Trust is a publicly-held investment trust company. North Atlantic Value serves as investment manager to American Opportunity Trust.

II. Executive Officers and Directors:

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of the Filing Parties is included in Schedule A hereto and is incorporated by reference herein.

(d) Criminal Proceedings

During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil Securities Law Proceedings

During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 86,682 shares of Common Stock beneficially held by Trident North Atlantic is $955,592.60 (exclusive of brokerage fees and commissions). All of the shares of Common Stock beneficially held by Trident North Atlantic were paid for using its working capital funds.

The aggregate purchase price of the 42,843 shares of Common Stock beneficially held by Trident Holdings is $472,297.17 (exclusive of brokerage fees and commissions). All of the shares of Common Stock beneficially held by Trident Holdings were paid for using its working capital funds.

The aggregate purchase price of the 7,375 shares of Common Stock beneficially held by Trident High Tor is $81,303.13 (exclusive of brokerage fees and commissions). All of the shares of Common Stock beneficially held by Trident High Tor were paid for using its working capital funds.

The aggregate purchase price of the 140,000 shares of Common Stock beneficially held by American Opportunity Trust is $1,804,268.83 (exclusive of brokerage fees and commissions). All of the shares of Common Stock beneficially held by American Opportunity Trust were paid for using its working capital funds.

Item 4. Purpose of Transaction.

The Filing Parties acquired their holdings of the Common Stock because they believed the Common Stock represented a favorable investment opportunity. The Filing Parties believe that the Company’s market capitalization is so low that the costs of being public are prohibitive and that the Board of Directors should consider thoroughly potential opportunities to enhance shareholder value through, among other options, a business combination or sale of the Company or its assets. The Filing Parties may engage in discussions with the directors of the Company and third parties regarding the possibility of supporting such a transaction.

The Filing Parties will, from time to time, revisit the purpose of their investment in the Company in order to maximize shareholder value. Accordingly, future acquisitions of the Common Stock may be for the purpose of, among other things, effecting an extraordinary corporate transaction, such as a merger, asset sale or reorganization of the Company.

The Filing Parties may also participate in discussions with potential purchasers of their shares of Common Stock, sell some or all of their shares of Common Stock in the open market or through privately negotiated transactions, or change their intention with respect to any and all of the matters referred to above.

Item 5. Interest in Securities of the Issuer.

(a)-(b) The aggregate number and percentage of the outstanding Common Stock of the Company beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of the group, is as follows:

Filing Party	Aggregate Number of Shares	Number of Shares: Sole Power to Vote	Number of Shares: Shared Power to Vote	Number of Shares: Sole Power to Dispose	Number of Shares: Shared Power to Dispose	Approximate Percentage*
North Atlantic Value+	276,900	0	276,900	0	276,900	6.7%
Christopher H. B. Mills+	276,900	0	276,900	0	276,900	6.7%
Trident North Atlantic	86,682	0	86,682	0	86,682	2.1%
Trident Holdings	42,843	0	42,843	0	42,843	1.0%
Trident High Tor	7,375	0	7,375	0	7,375	0.2%
American Opportunity Trust	140,000	0	140,000	0	140,000	3.4%

*	Based on 4,160,853 shares of Common Stock, $.001 par value, outstanding as of May 8, 2006, which is based on information reported in the Company’s 10-Q, for the fiscal quarter ended March 31, 2006.
+	Consists of shares of Common Stock held by Trident North Atlantic, Trident Holdings, Trident High Tor and American Opportunity Trust.

(c) In the sixty (60) days prior to May 30, 2006, the Filing Parties effected no transactions in the Common Stock other than those set forth in the following table:

Meadow Valley Corporation		Trades During the 60 Days Prior to May 30, 2006
Filing Party	Date	No. of Shares	Price (US$)	Broker
American Opportunity Trust	5/11/06	15,500	11.80	Stifel
American Opportunity Trust	5/12/06	9,500	11.64	Stifel
Trident Holdings	5/15/06	5,071	11.12	Instinet
Trident Holdings	5/16/06	4,592	11.05	Instinet
Trident Holdings	5/17/06	13,506	11.03	Instinet

Trident Holdings	5/18/06	3,756	10.84	Instinet
Trident Holdings	5/19/06	1,565	10.60	Instinet
Trident Holdings	5/22/06	2,128	10.56	Instinet
Trident Holdings	5/23/06	2,028	11.17	Instinet
Trident Holdings	5/23/06	682	10.94	Instinet
Trident Holdings	5/24/06	4,900	11.11	Instinet
Trident Holdings	5/25/06	2,725	11.23	Instinet
Trident Holdings	5/26/06	310	11.25	Instinet
Trident Holdings	5/30/06	1,580	11.21	Instinet
Trident High Tor	5/15/06	875	11.12	Instinet
Trident High Tor	5/16/06	792	11.05	Instinet
Trident High Tor	5/17/06	2,330	11.03	Instinet
Trident High Tor	5/18/06	648	10.84	Instinet
Trident High Tor	5/19/06	270	10.60	Instinet
Trident High Tor	5/22/06	367	10.56	Instinet
Trident High Tor	5/23/06	351	11.17	Instinet
Trident High Tor	5/23/06	118	10.94	Instinet
Trident High Tor	5/24/06	800	11.11	Instinet
Trident High Tor	5/25/06	487	11.23	Instinet
Trident High Tor	5/26/06	55	11.25	Instinet
Trident High Tor	5/30/06	282	11.21	Instinet
Trident North Atlantic	5/15/06	10,254	11.12	Instinet
Trident North Atlantic	5/16/06	9,286	11.05	Instinet
Trident North Atlantic	5/17/06	27,316	11.03	Instinet
Trident North Atlantic	5/18/06	7,596	10.84	Instinet
Trident North Atlantic	5/19/06	3,165	10.60	Instinet
Trident North Atlantic	5/22/06	4,305	10.56	Instinet
Trident North Atlantic	5/23/06	4,121	11.17	Instinet
Trident North Atlantic	5/23/06	1,378	10.94	Instinet
Trident North Atlantic	5/24/06	9,800	11.11	Instinet
Trident North Atlantic	5/25/06	5,588	11.23	Instinet
Trident North Atlantic	5/26/06	635	11.25	Instinet
Trident North Atlantic	5/30/06	3,238	11.21	Instinet

All of the above transactions were effected on the open market and were purchases.

(d) No person other than the Filing Parties is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

North Atlantic Value is the investment manager and/or investment adviser to each of Trident North Atlantic, Trident Holdings, Trident High Tor and American Opportunity Trust, and as such it has the authority to vote or dispose of the Common Stock. Christopher Harwood Bernard Mills is the chief executive of American Opportunity Trust, a director of Trident North Atlantic. and a member and the chief investment officer of North Atlantic Value.

Item 7. Material to be Filed as Exhibits.

Joint Filing Agreement among the Filing Parties, dated August 22, 2006 filed as Exhibit 99.1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2006

NORTH ATLANTIC VALUE LLP

By:	/s/ Nick Pitt Lewis
Name:	Nick Pitt-Lewis
Title:	Compliance Officer
Executed on behalf of the Filing Parties pursuant to the Joint Filing Agreement, filed herewith.

Schedule A

Information Concerning Directors and Executive Officers of the Filing Parties

The following table sets forth certain information concerning each of the members and partners of North Atlantic Value LLP as of the date hereof.

Designated Members:

Name:	J O Hambro Capital Management Group Limited
(Designated Member)
Business Address:	Ryder Court
14 Ryder Street
London SW1Y 6QB
England

Name:	J O Hambro Capital Management Limited
(Designated Member)
Business Address:	Ryder Court
14 Ryder Street
London SW1Y 6QB
England

Members:

Name:	Christopher Harwood Bernard Mills (Chief Investment Officer)
Citizenship:	British
Business Address:	Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:

Chief Executive, American Opportunity Trust

Chief Executive, NASCIT

Director, The Trident North Atlantic Fund

Director, Oryx International Growth Fund Limited

Director, J O Hambro Capital Management Limited

Member, North Atlantic Value LLP

Name:	Nichola Pease
(Member)
Citizenship:	British
Business Address:	Ryder Court
14 Ryder Street
London SW1Y 6QB
England
Principal Occupation:	Director and Chief Executive, J O Hambro Capital Management Limited
Member, North Atlantic Value LLP

Name:	Jeremy James Brade
(Member)
Citizenship:	British
Business Address:	Ryder Court
14 Ryder Street
London SW1Y 6QB
England
Principal Occupation:	Director, J O Hambro Capital Management Limited
Member, North Atlantic Value LLP

Name:	Faye Elizabeth Foster
(Member)
Citizenship:	British
Business Address:	Ryder Court
14 Ryder Street
London SW1Y 6QB
England
Principal Occupation:	Member, North Atlantic Value LLP

Name:	Charles Clifford Dominic Robert Groves
(Member)
Citizenship:	British
Business Address:	Ryder Court
14 Ryder Street
London SW1Y 6QB
England
Principal Occupation:	Member, North Atlantic Value LLP

Name:	Basil David Postan
(Member)
Citizenship:	British
Business Address:	Ryder Court
14 Ryder Street
London SW1Y 6QB
England
Principal Occupation:	Director, J O Hambro Capital Management Limited
Member, JOHCM Alternative Investments LLP
Member, North Atlantic Value LLP

Name:	Maarten Duncan Hemsley
(Member)
Citizenship:	British
Business Address:	Ryder Court
14 Ryder Street
London SW1Y 6QB
England
Principal Occupation:	Member, North Atlantic Value LLP

The following table sets forth certain information concerning each of the directors and executive officers of American Opportunity Trust plc (“American Opportunity Trust”) as of the date hereof.

Name:	R. Alexander Hammond-Chambers (Non Executive Chairman)
Citizenship:	British
Business Address:	29 Rutland Square Edinburgh EH1 2BW Scotland
Principal Occupation:	Non-Executive Chairman, American Opportunity Trust

Name:	Christopher Harwood Bernard Mills (Chief Executive)
Citizenship:	British
Business Address:	Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:

Chief Executive, American Opportunity Trust

Chief Executive, NASCIT

Director, The Trident North Atlantic Fund

Director, Oryx International Growth Fund Limited

Director, J O Hambro Capital Management Limited

Member, North Atlantic Value LLP

Name:	John W. Gildea (Director)
Citizenship:	USA
Business Address:	Gildea Management Company P.O. Box 938 New Canaan, Connecticut 06840 USA
Principal Occupation:	President, Gildea Management Company

Name:	The Hon. James J. Nelson (Director)
Citizenship:	British
Business Address:	Ground Floor Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Non Executive Partner, Graphite Capital Management LLP Non Executive Chairman, PIFC Group Limited

Name:	Iain W. P. Tulloch (Non Executive Director)
Citizenship:	British
Business Address:	Ground Floor Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Retired, formerly investment management

Name:	Philip R. Ehrmann (Non Executive Director)
Citizenship:	British
Business Address:	Ground Floor Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Investment Management

The following table sets forth certain information concerning each of the directors and executive officers of The Trident North Atlantic Fund (“Trident North Atlantic”) as of the date hereof.

Name:	Basil David Postan (Director)
Citizenship:	British
Business Address:	Ground Floor Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Director, J O Hambro Capital Management Limited
Member, JOHCM Alternative Investments LLP Member, North Atlantic Value LLP

Name:	Christopher Harwood Bernard Mills (Director)
Citizenship:	British
Business Address:	Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:

Chief Executive, American Opportunity Trust

Chief Executive, NASCIT

Director, The Trident North Atlantic Fund

Director, Oryx International Growth Fund Limited

Director, J O Hambro Capital Management Limited

Member, North Atlantic Value LLP

Name:	David Sargison (Director)
Citizenship:	British
Business Address:	Ironshore Corporate Services Limited Box 1234 GT Queensgate House South Church Street Grand Cayman, Cayman Islands
Principal Occupation:	Managing Director, Ironshore Corporate Services Limited

Name:	John W. Gildea (Director)
Citizenship:	USA
Business Address:	Gildea Management Company P.O. Box 938 New Canaan, Connecticut 06840 USA
Principal Occupation:	President, Gildea Management Company

The following table sets forth certain information concerning each of the directors and executive officers of Trident Holdings (“Trident Holdings”) as of the date hereof.

Name:	Integra Limited (Corporate Director)
Citizenship:	Cayman Islands
Business Address:	Integra Limited
P.O. Box 1350
The Huntlaw Building
Fort Street
George Town, Grand Cayman
Cayman Islands
Principal Occupation:	Corporation

The following table sets forth certain information concerning each of the directors and executive officers of High Tor Limited (“Trident High Tor”) as of the date hereof.

Name:	Paul R. Sandford
(Director)
Citizenship:	Canadian
Business Address:	High Tor Limited
P.O. Box N-4857
Unit No. 2
Cable Beach Court
West Bay Street
Nassau, The Bahamas
Principal Occupation:	Director, High Tor Limited

Name:	Donald W. Tomlinson
(Director)
Citizenship:	Canadian
Business Address:	High Tor Limited
P.O. Box N-4857
Unit No. 2
Cable Beach Court
West Bay Street
Nassau, The Bahamas
Principal Occupation:	Director, High Tor Limited

Exhibit Index

The following documents are filed herewith or incorporated herein by reference:

Exhibit	Page
(99.1) Joint Filing Agreement dated as of August 22, 2006 among the Filing Parties.	Exhibit 99.1.

EXHIBIT 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D dated August 22, 2006 with respect to the shares of Common Stock, with par value $0.001, of Meadow Valley Corporation and any amendments thereto executed by each or any of us shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Date: August 22, 2006	NORTH ATLANTIC VALUE LLP

/s/ Nick Pitt Lewis
	Name:	Nick Pitt-Lewis
	Title:	Compliance Officer

Date: August 22, 2006	/s/ Christopher H. B. Mills
CHRISTOPHER H. B. MILLS

Date: August 22, 2006	TRIDENT HOLDINGS

/s/ Nick Pitt Lewis
	Name:	Nick Pitt-Lewis
	Title:	Compliance Officer, North Atlantic Value LLP as Investment Manager

Date: August 22, 2006	HIGH TOR LIMITED

/s/ Nick Pitt Lewis
	Name:	Nick Pitt-Lewis
	Title:	Compliance Officer, North Atlantic Value LLP as Investment Manager

Date: August 22, 2006	THE TRIDENT NORTH ATLANTIC FUND

/s/ Christopher H. B. Mills
	Name:	Christopher H. B. Mills
	Title:	Director

Date: August 22, 2006	AMERICAN OPPORTUNITY TRUST PLC

/s/ Christopher H. B. Mills
	Name:	Christopher H. B. Mills
	Title:	Chief Executive